Filed by Encana Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company
Commission File No. for Registration Statement
on Form S-4 filed by Encana Corporation: 333-228666

January 30, 2019

Dear Shareholder:

We recently delivered to you a joint proxy statement/prospectus of Encana Corporation (“Encana”) wherein your support is requested for the share issuance proposal and the adjournment proposal in connection with Encana’s proposed strategic combination with Newfield Exploration Company as detailed in the joint proxy statement/prospectus.

We request your support for both the proposals to be voted upon at the Special Meeting of Shareholders to be held on February 12, 2019. As of the date of this letter your shares of Encana remain unvoted.

The Encana board of directors unanimously recommends that shareholders vote “FOR” both of the proposals at the Encana Special Meeting of Shareholders.

Please Vote Your Encana Shares Today!

We encourage all shareholders to have their voices heard regardless of the number of shares you own as your vote is very important. The approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Encana shareholders entitled to vote on the proposal and present in person or represented by proxy at the Special Meeting of Shareholders.

There are three ways to vote your shares of Encana without attending the special meeting of shareholders in person – each only taking a few moments:

•	By Internet – Shareholders can submit their vote via internet at www.proxyvote.com; please have the control number located on the enclosed voting instruction form available;

•

By Telephone – Shareholders can submit their vote by calling the toll-free number indicated on the enclosed voting instruction form; please have your control number, located on the enclosed voting instruction form, available when calling; or

•	By Mail – Shareholders can vote by mail by signing, dating and returning the enclosed voting instruction form in the postage-paid envelope provided.

To be valid, your vote by internet, telephone, and mail must be received by 8:00 a.m. (Mountain Time) on February 8, 2019.

If you need assistance in voting your shares or have questions regarding the special meeting of shareholders, please contact Encana’s proxy solicitors, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com, or Kingsdale Advisors at 1-866-229-8166 (toll-free within North America) or 1-416-867-2272 (call collect outside of North America), or email at contactus@kingsdaleadvisors.com.

We thank you for your continued support of Encana.

Sincerely,

Encana Corporation

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, transfer or solicitation of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Encana and Newfield that also constitutes a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018 and Encana and Newfield commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about January 8, 2019 in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield are available free of charge on Newfield’s website or by contacting investor relations.

PARTICIPANTS IN MERGER SOLICITATION

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

If you have questions or need assistance in voting your shares, please contact:

1407 Broadway, 27th Floor

New York, New York 10018

(212) 929-5500 or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Call Toll-Free (within North America): 1-866-229-8166

Call Collect (outside North America): 1-416-867-2272

E-mail: contactus@kingsdaleadvisors.com